# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAVION HEALTHCARE PLC, CIK 0002039072
CUSIP: G27599102
Title of class of securities: ORDINARY SHARES of (euro)0.01 par value per share
Address of issuer's principal executive offices: THE CUBE BUILDING, MONAHAN ROAD, CORK, Ireland (L2), T12 H1XY
Date of event which requires filing of this statement: 11/28/2025
Filed by CIK 0002130071
Persons authorized to receive notices and communications: JACK KAYE, THE CUBE BUILDING, MONAHAN ROAD, CORK, Ireland (L2), T12 H1XY, 353 21 212 9330

## Reporting persons
- JACK HARRY KAYE (CIK 0002130071): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,163,418; shared voting power 0; sole dispositive power 5,163,418; shared dispositive power 0; aggregate amount beneficially owned 5,163,418 (20.64% of the class)
- RALLINSON CORP: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,245,000; shared voting power 0; sole dispositive power 1,245,000; shared dispositive power 0; aggregate amount beneficially owned 1,245,000 (4.99% of the class)
- RALLINSON LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,860,530; shared voting power 0; sole dispositive power 3,860,530; shared dispositive power 0; aggregate amount beneficially owned 3,860,530 (15.44% of the class)

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES of (euro)0.01 par value per share
Name of issuer: DAVION HEALTHCARE PLC
Address of issuer's principal executive offices: THE CUBE BUILDING, MONAHAN ROAD, CORK, Ireland (L2), T12 H1XY

## Item 2. Identity and Background
Name of person filing:
Jack Harry Kaye
Rallinson Corp
Rallinson Ltd
Residence or business address:
The Cube Monahan Road Cork T12 H1XY Ireland
111 NE 1st St Suite 88417 Miami FL 33132
Andrea Kariolou 38 Ayios Athanasios CY 4102 Limassol Cyprus
Present principal occupation or employment:
This Statement is being filed jointly by Jack Kaye ("Mr. Kaye"), Rallinson Corp ("Rallinson Corp") and Rallinson Ltd ("Rallinson Ltd" and, together with Mr. Kaye and Rallinson Corp, the "Reporting Persons").

Mr. Kaye's business address is The Cube, Monahan Road, Cork, T12 H1XY, Ireland. Mr. Kaye is the Chief Executive Officer and a director of the Issuer.

Rallinson Corp is a corporation organized under the laws of Wyoming, United States, whose principal business is investment holding. Rallinson Corp's principal office is located at 111 NE 1st St, Suite 88417, Miami, Fla, 33132, USA. Mr. Kaye is the sole director and sole shareholder of Rallinson Corp and is its ultimate beneficial owner.
Rallinson Ltd is a private limited company organized under the laws of Cyprus whose principal business is investment holding. Rallinson Ltd principal office is located at Andrea Kariolou 38, Ayios Athanasios, CY 4102, Limassol, Cyprus. Mr. Kaye is the sole director and sole shareholder of Rallinson Ltd and is its ultimate beneficial owner.

As a result of the relationships described above, Mr. Kaye may be deemed to control each of Rallinson Corp and Rallinson Ltd.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the directors or executive officers of Rallinson Corp or Rallinson Ltd, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the directors or executive officers of Rallinson Corp or Rallinson Ltd, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Citizenship: Mr. Kaye is a citizen of the United Kingdom. Rallinson Corp is organized under the laws of Wyoming, USA, and Rallinson Ltd is organized under the laws of Cyprus.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction: I acquired and hold the shares for investment and alignment as an executive, and except as CEO in the ordinary course, I have no present plans or proposals that would result in any of the enumerated actions - but I reserve the right to change my plans and make further purchases/sales depending on circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Statement, Mr. Kaye may be deemed to beneficially own 10,268,948 Shares, representing approximately 42.0% of the outstanding Shares, based on 25,000,000 Shares outstanding as of April 5th 2026, as reported by the Issuer in Post Effective Amendment No4 filed with the SEC.

Mr. Kaye directly holds 5,163,418 Shares in his own name. Rallinson Corp directly holds 1,245,000 Shares, and Rallinson Ltd directly holds 3,860,530 Shares.

Because Mr. Kaye is the sole director and sole shareholder of each of Rallinson Corp and Rallinson Ltd, and their ultimate beneficial owner, Mr. Kaye may be deemed to beneficially own the Shares held by Rallinson Corp and Rallinson Ltd.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Kaye has sole voting and dispositive power with respect to the 5,163,418 Shares held directly by him and, by virtue of his position as sole director and sole shareholder of Rallinson Corp and Rallinson Ltd, sole power to direct the voting and disposition of the 1,245,000 Shares held by Rallinson Corp and the 3,860,530 Shares held by Rallinson Ltd. Rallinson Corp has sole voting and dispositive power over the 1,245,000 Shares held by it. Rallinson Ltd has sole voting and dispositive power over the 3,860,530 Shares held by it.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed in Item 2 hereof, has effected any transaction in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: I as CEO of Davion Healthcare Plc, have agreed to an informal voluntary lockup of 90 days from the first day of listing. Thereafter, any share transaction I make will be subject to Rule 144 conditions.

## Signatures
- JACK HARRY KAYE: /s/ Jack Kaye, Jack Kaye, Chief Executive Officer, Davion Healthcare Plc (04/17/2026)
- RALLINSON CORP: /s/ Jack Kaye, Jack Kaye, beneficial owner of Rallinson Corp (04/17/2026)
- RALLINSON LTD: /s/ Jack Kaye, Jack Kaye, beneficial owner of Rallinson Ltd (04/17/2026)
Comment: In respect to 13D Items 2, 4, 6,7, 9, 11, the Reporting Person is the ultimate beneficial owner of Rallinson Corp and Rallinson Ltd and may be deemed to beneficially own the securities held by such entities.